

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON, D.C. 20549**

DIVISION OF
CORPORATION FINANCE

Mail Stop 6010

November 9, 2007

VIA U.S. MAIL and FACSIMILE

Robert W. Pawlak
Chief Financial Officer
Cohesant Technologies, Inc.
5845 West 82nd Street, Suite 102
Indianapolis, Indiana 46278

> **RE:** **Cohesant Technologies, Inc.**
> **Form 10-KSB for the fiscal year ended November 30, 2006**
> **Filed February 26, 2007**
> **File No. 001-13484**

Dear Mr. Pawlak:

We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

Sincerely,

Martin F. James
Senior Assistant Chief Accountant